U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB/A
AMENDMENT NO. 3

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of
The Securities Exchange Act of 1934

DISPATCH AUTO PARTS, INC.
(f/k/a COMPUTER ACCESS INTERNATIONAL, INC.)
(Name of small business issuer in its Charter)

Florida	20-4200300
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

  305 Roosevelt Road
East Rochester, New York 14445
(Address of principal executive offices)

(585) 586-5573
(Issuer's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
to be so registered	which each class is to be
registered

None	N/A

  Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of Class)

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

 We are a wholesaler of automotive parts and accessories. We were incorporated on September 14, 1989 under the name First New York Investment, Inc. On November 25, 1996, we filed an amendment to the Articles of Incorporation with the Secretary of State of Florida to change our corporate name to Computer Access International, Inc. On or about March 4, 2005, we formed a wholly-owned subsidiary, Dispatch Auto Parts II, Inc. ("Dispatch II") and invested $6,000 to pay for Dispatch II's organizational expenses and funding of the initial operations of Dispatch II. After the incorporation, we changed our corporate name to Dispatch Auto Parts, Inc. ("Dispatch I") and began our wholesale business for automotive parts and accessories.

Prior to the formation of Dispatch II, we were an inactive, dormant shell corporation. We had been dormant since February 2001, with operations prior to February 2001 consisting of organizational activities. We had no ongoing, active operations for the period from February 2001 through March 4, 2005, the date of inception for Dispatch II. Management decided that the wholesale of auto parts operations would be more appropriately conducted through the wholly-owned subsidiary, in accordance with the corporate business model of Dispatch I. The parent-subsidiary model may also provide some limited protection on corporate liabilities.

We currently have one warehouse located in Rochester, NY, which has approximately 800 square feet of space which we believe is sufficient for our current level of operations. We recently began carrying inventory. As of March 31, 2006, our inventory balance was $2,164. The products carried in our warehouse include new and remanufactured automotive hard parts, maintenance items, accessories for cars, sport utility vehicles, vans and light trucks, and non-automotive products. Currently, approximately 97% of our sales have been derived from Roosevelt Service, which is a related party owned by our President. We plan to grow our revenue base and increase our number of wholesale customers during 2006.

We are filing this registration statement on a voluntary basis. Management believes that as a fully reporting company we may be able to uplist our common stock to the Over the Counter Bulletin Board. Currently, we do not have a market maker that intends to make a market in our stock on the Over the Counter Bulletin Board.

Marketing and Merchandising Strategy

Customer Service

We currently have one significant customer, Roosevelt Service, which is owned by our President, and represents approximately 97% of our revenues for the nine months ended March 31, 2006. Roosevelt Service is an auto repair shop which enables us to get feedback from the end-users and understand their specific requirements. Based on customer demand, changing auto trends and new types of vehicles, we constantly update the products that we offer to assure that our customer can receive quality parts at a low price and remain satisfied. We plan to expand our customer base during 2006. New target customers include repair garages, service stations, and other local mechanics.

Our warehouse generally opens at 8 a.m. and closes at 6 p.m. Monday through Saturday. We are closed on Sunday.

Merchandising

We offer a wide array of automotive products and accessories in order to meet most specific or customization requirements.

The following table contains some of our primary products:
Hard Parts	Maintenance Items	Accessories and Non-Automotive

A/C Compressors	Antifreeze & Windshield Washer	Air Fresheners
Alternators	Belts & Hoses	Cell Phone Accessories
Batteries & Accessories	Chemicals, including Brake & Power Steering Fluid	Drinks & Snacks
Brake Drums, Rotors,	Oil & Fuel Additives	Floor Mats
Shoes & Pads	Fuses	Hand Cleaner
Carburetors	Lighting	Neon
Clutches	Oil & Transmission Fluid	Mirrors
CV Axles	Oil, Air, Fuel & Transmission Filters	Paint & Accessories
Engines	Oxygen Sensors	Performance Products
Fuel Pumps	Protectants & Cleaners	Seat Covers
Mufflers	Refrigerant & Accessories	Steering Wheel Covers
Shock Absorbers & Struts	Sealants & Adhesives	Stereos
Starters	Spark Plugs & Wires	Tools
Water Pumps	Wash & Wax
Windshield Wipers

Pricing

The price range of automotive parts varies from market to market, affected by several factors including brand recognition, marketing strategies, quality, warranties, payment terms etc. A strategy primarily focused on being the lowest price typically results in more intense competition and lower profit margin. Therefore, on many of our products we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the “good” products to the “better” and “best” products. We believe that our overall prices compare favorably to those of our competitors.

Marketing

We believe that targeted advertising and marketing play important roles in succeeding in today’s environment. We will constantly work to understand our customers’ wants and needs so that we can build long-lasting, loyal relationships. We plan to utilize marketing and advertising primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. We are attempting to develop a targeted ‘loyalty program’ as a marketing method of driving new traffic to our store. The basic idea of a ‘loyalty program’ is providing incentive discounts to the repeat customers. We will store up our customers' purchase records and set up guidelines to identify qualified customers. Such guidelines may include the total amount spent in our store, or total visits for our services. For example, we may provide a 10% discount to customers whose total yearly spending exceeds $1,000. The loyalty program is still under development. We believe such incentives will appeal to our targeted customers including garages, service stations and other mechanics who repeatedly purchase our products. To increase average sales dollars per transaction, we utilize creative promotional materials to increase the chance of up-selling and cross-selling opportunities.

Warehouse Operations

Warehouse Formats

We currently have approximately 800 square feet of space for our warehouse. We design and build our warehouse for a highly efficient purpose. Maintenance products, accessories and miscellaneous items are organized for easy reaching by our delivery persons.

We currently have two knowledgeable employees available to assist customers with their parts needs. In addition, we also make recommendations to for additional items that a customer should purchase in order to properly install the product.

Warehouse Personnel and Training

Our warehouse has two employees, including Daniel Slocum, our President. Our employees both have prior automotive experience. Any new employees will be encouraged to complete courses resulting in certification by the National Institute for Automotive Service Excellence (“ASE”), which is broadly recognized for training certification in the automotive industry. We will also do on-the-job training, as opposed to providing formal training programs. We currently have a standardized employee training manual for use in future hires.

We plan to offer financial incentives to our employees through stock-based bonuses. As of the date of this registration statement, we have issued 835,000 shares of common stock to Daniel Slocum, our President for a twelve month employment agreement. We believe that stock-based compensation will assist us in attracting, motivating and retaining quality employees.

Expansion Opportunities

We believe that expansion opportunities exist both in the retail market and the online market, which we do not currently serve. The market for automotive products and accessories is huge since the U.S. market has remained the largest market for automobiles, stimulating the growth in demand for auto parts and accessories. We can achieve a larger presence in those potential markets. However, despite these opportunities, our current operations are limited by our small business history and accumulated losses. From inception to March 31, 2006, we had an accumulated deficit of $388,209. Our current capital and revenues are insufficient to fund an expansion. If we choose to launch such an expansion campaign, we will require substantially more capital. If necessary, we will raise this capital through an additional stock offering. However, we currently do not have any plans to raise additional capital. There can be no assurance that we will be able to obtain additional equity or debt financing in the future. If we are unable to raise additional capital, our growth potential will be adversely affected and we will have to significantly modify our plans. For example, if we unable to raise sufficient capital to develop our business plan, we may need to:

•	Curtail new product launches
•	Forego or postpone the expansion in the retail market and the online market, or
•	Limit our future marketing efforts to areas that we believe would be the most profitable.

Purchasing and Supply Chain

Merchandise is selected and purchased for our warehouse through our support center, Eagle Automotive, located in East Rochester, from which we purchase approximately 90% of our products. We currently have two other primary suppliers: Superior Lubricants and Interstate Battery. Neither of them are related parties. We typically assemble a list of products we need and phone or fax our orders into our suppliers on a daily basis. Most products are delivered to us the same day. We do not have any written distributors agreements with any of our suppliers. If we lost Eagle Automotive as a supplier, we believe we will be able to replace them with a comparable supplier without a material disruption to our business. However, we believe that we currently have good relationships with our suppliers.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price.

Competitors include national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. We compete on the basis of our trustworthy advice of our employees, merchandise selection and availability, price, product warranty, and location.

Employees

We have two employees, all of them working as full-time.

We have never experienced any material labor disruption and believe that relations with our employees are good.

Risk Factors

We may not be able to increase sales by relying on one major customer.

During the period from March 4, 2005 through December 31, 2005, we only generated sales from one customer, Roosevelt Service, a related party. Roosevelt Service is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by our President and majority stockholder. In the first quarter of 2006, we have two new customers; however, only 3% of our total revenue was from these new customers. It may be difficult for us to increase sales by depending on the current customer base.

We may not be able to reduce cost of sales by relying on small supplier chain.

During the period from March 4, 2005 through March 31, 2006, the cost of sales as a percentage of sales fluctuated between 75% and 85%, resulting in a weak profitability. We are currently relying on three primary suppliers' support for our products. The small supplier chain may increase the difficulty for us in reducing the cost of sales.

We have never been profitable from the inception through March 31, 2006; also, a significant amount of consulting expenses may reduce our profitability.

We had accumulated losses from operations from inception through March 31, 2006 of ($388,209). This is primarily attributable to a significant amount of consulting expenses to related parties in connection with the professional and consulting services performed for this Registration Statement that exceed all other expenses. We had a net loss from operations for the period from March 4, 2005 through June 30, 2005 of ($123,324) and a net loss from operations for nine months ended March 31, 2006 of ($165,478). We may not be profitable in the foreseeable future or have retained earnings. The recent loss for the nine months ended March 31, 2006 was primarily attributable to the $172,924 in stock issued for consulting services during the period.

We have only recently commenced business operations.

While our competitors have operated sales of automotive parts, accessories and maintenance items for a significant period of time, we have only had limited operations since the inception of Dispatch II on March 4, 2005. As a result, we have a limited operating history upon which you can evaluate us and our prospects. In addition, we have accumulated losses in excess of $388,000 as of March 31, 2006. We expect we will continue to incur losses in the foreseeable future.

Our business depends upon the continued active participation of our president.

Our success is heavily dependent upon the continued active participation of our president, Daniel Slocum. Mr. Slocum has over thirty years of experience in the auto services industry. Our current customer, Roosevelt Service, is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by Mr. Slocum. The loss of Mr. Slocum's services could affect the development of our business. We currently have a one-year employment agreement with Mr. Slocum that is attached to this registration statement as an exhibit. We do not carry a key-man life insurance policy on Mr. Slocum.

There may be conflicts of interests with a related party.

Currently, our major customer, Roosevelt Service, is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by our president, Daniel Slocum. Mr. Slocum is also the majority shareholder of the Company. As a result, Mr. Slocum will have significant influence over all matters requiring approval by our stockholders without the approval of minority stockholders. He will be able to elect all of the members of our Board of Directors, which will allow him to significantly control our affairs and management. He will also be able to affect most corporate matters requiring stockholder approval by written consent, without the need for a duly noticed and duly-held meeting of stockholders. In addition, as a controlling person for both our company and our major customer, Mr. Slocum is able to determine the terms of each deal, such as prices of goods sold and the payment terms.

If demand for our products slows, then the development of our business may be restricted.

Demand for products sold by our warehouse primarily depends on our significant customer, Roosevelt Service, an auto repair shop; therefore, we may be affected by many factors indirectly. In the short term, the demand for our products may depend upon:

•	the number of miles vehicles are driven annually, as higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
•
the number of vehicles in current service that are seven years old and older, as these vehicles are no longer under the original vehicle manufacturers’ warranty and will need more maintenance and repair than younger vehicles.

•	the weather, as vehicle maintenance may be deferred in periods of inclement weather.

For the long term, demand for our products may depend upon:

•	the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranty or maintenance offered on new vehicles.
•	restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

If we are unable to compete successfully against other businesses that sell the products that we sell, our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are rapidly opening locations within our area.

Competitors include national, regional and local auto parts chains, independently owned parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores and home stores that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of the knowledge and expertise of our employees, merchandise quality, selection and availability, product warranty, and price; some competitors may have competitive advantages, such as greater financial and marketing resources, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, our sales and profits may decline.

If we fail to grow our current vendor base, we may pay higher prices for our merchandise.

During the period from March 4, 2005 (inception of Dispatch II) through March 31, 2006, we had one supplier who accounted for 90% of our net purchases, which could limit the diversification of our products and could increase the cost we pay for these products.

Consolidation among our competitors may affect our business.

In recent years, several large auto parts chains have merged. If our competitors are able to achieve efficiencies in their mergers, then there may be greater competitive pressures in the markets in which they are stronger.

Rising fuel prices may reduce our profitability.

Rising fuel prices may decrease demand for the products that we sell, overall transaction count and our profitability. Fuel prices impact our merchandise distribution, commercial delivery, utility, and product costs.

There is no established public trading market for our common stock; therefore, you may be unable to sell your shares. We will likely be classified as a penny stock.

There is no established public trading market or market maker for our securities. There can be no assurance that a trading market for our common stock will be established or that, if established, can be sustained. Thus, there is a risk that you may never be able to sell your shares. If an established public trading market for our common stock materializes, we will likely be classified a penny stock.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

With the exception of historical facts stated herein, the matters discussed in this report are "forward looking" statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Such "forward looking" statements include, but are not necessarily limited to, statements regarding anticipated levels of future revenues and earnings from our operations. Readers of this report are cautioned not to put undue reliance on "forward looking" statements, which are, by their nature, uncertain as reliable indicators of future performance. We disclaim any intent or obligation to publicly update these "forward looking" statements, whether as a result of new information, future events, or otherwise. In addition the uncertainties include, but are not limited to, competitive conditions involving our markets.

 We are a wholesaler of automotive parts and accessories. We were incorporated on September 14, 1989 under the name First New York Investment, Inc. On November 25, 1996, we filed an amendment to the Articles of Incorporation with the Secretary of State of Florida to change our corporate name to Computer Access International, Inc. On or about March 4, 2005, we formed a wholly-owned subsidiary, Dispatch Auto Parts II, Inc. ("Dispatch II") and invested $6,000 to pay for Dispatch II's organizational expenses and funding of the initial operations of Dispatch II. After the incorporation, we changed our corporate name to Dispatch Auto Parts, Inc. ("Dispatch I") and began our wholesale business for automotive parts and accessories. We currently have one warehouse located in Rochester, NY. Our warehouse carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. Currently, almost all, approximately 97%, of our sales have been derived from Roosevelt Service, which is a related party owned by our President.

RESULTS OF OPERATIONS

For the three and nine months ended March 31, 2006 (unaudited)

Net Loss

We had a net loss of $55,319, or $.02 per common share, and a net loss of $165,478, or $.10 per common share, for the three months and nine months ended March 31, 2006, respectively. The net losses in these periods were due primarily to non-cash consulting expenses, which were $59,962 and $172,924 for the three months and nine months ended March 31, 2006, respectively, and the professional fees, which were $10,395 and $30,065 for the three months and nine months ended March 31, 2006, respectively. The non-cash consulting expenses were the result of the issuance of 2,009,500 shares of common stock for services. The shares were valued based on the market price on the date of the stock grant or the specific terms of the applicable consulting agreements and booked pro rata due to the service periods. The professional fees were incurred primarily with the audits and reviews of the Company's financial statements.

We did not have a comparable period of operations ended March 31, 2005, as the Company was inactive until the formation of a wholly-owned subsidiary, Dispatch Auto Parts II, Inc. ("Dispatch II") on March 4, 2005. We had a net loss of $40,875, or $.08 per common share, for the period from March 4, 2005 through March 31, 2005. The net loss in this period was due primarily to consulting expenses of $40,000 and our organizational expenses.

Revenue

We recorded revenues of $36,682 and $114,169 for the three months and nine months ended March 31, 2006, respectively. Our revenues were primarily derived from sales to one customer, Roosevelt Service, a related party owned by Daniel Slocum, our President. From unrelated parties, we recorded $1,020 in revenues during the current quarter. We expect that our revenues will increase within the next 12-24 months as we have entered into several consulting agreements relating to the overall management oversight of the Company, and in connection with expanding our sales. As of March 31, 2006, we had three primary suppliers to support our products, one of which accounted for over 90% of our net purchases. We believe we will expand our current base of suppliers.

For the period from March 4, 2005 through March 31, 2005, we had revenues of $7,736, which was generated by the sales to the related party.

Expenses

Operating expenses for the three months and nine months ended March 31, 2006 were $71,834 and $207,889, respectively, of which we recorded non-cash consulting expenses of $59,962 and $172,924 for the three months and nine months ended March 31, 2006, respectively. The non-cash consulting expenses were the result of the issuance of 2,009,500 shares of common stock for services in connection with general management consulting and advisory services including, but not limited to, the following:

-	Advise on matters relating to the structure, management, and operation of the Company and its subsidiaries;
-	The preparation and implementation of a new business plan (namely auto parts) and a future growth strategy;
-	Advise on procedures, regulations, and compliance of a public listed company;
-	The identification and securing of agreements with prospective officers, directors, consultants, and employees;
-	Preparation of a 2005 non-qualified stock compensation plan which is attached as an exhibit to this registration statement;
-	Assistance with preparation of applicable filings with the SEC;
-	Assistance with preparation of financial statements;
-	EDGAR services

The shares were valued based on the market price on the date of the stock grant or the specific terms of the applicable consulting agreements and booked pro rata due to the service periods. The professional fees of $10,395 and $30,065 for the three months and nine months ended March 31, 2006, respectively, were incurred primarily with the audits and reviews of the Company's financial statements. The rent expenses were for warehouse and office space contributed by the majority stockholder, which were $900 and $2,700 for the three months and nine months ended March 31, 2006, respectively. Except for the consulting expenses, our other expenses were paid with cash generated by our operations.

Liquidity and Capital Resources

Net cash flows provided by operating activities were $1,860 for the nine months ended March 31, 2006, primarily attributable to the issuance of our common stock as payment for services rendered, which was $172,924 for the nine months ended March 31, 2006, and partially offset by the net loss of $165,478 and the interest receivable from related party, which was $10,000.

Net cash flows used in investing activities were $10,000 for the nine months ended March 31, 2006, primarily attributable to the issuance of a note receivable to a related party and the repayment in the current quarter, which was $5,000.

There were no cash flows from financing activities during the nine months ended March 31, 2006.

Overall, we have significantly funded our cash needs from inception through March 31, 2006 with a series of equity transactions and contributions from our majority shareholder. If we are unable to receive additional cash from our majority stockholder, we may need to rely on financing from outside sources through debt or equity transactions. Failure to obtain such financing could have an impact on operations and our financial condition. Our majority shareholder is under no legal obligation to provide us with funding of any kind.
On March 31, 2006, we had cash of $5,547 on hand and a working capital surplus of $87,022. The working capital surplus was due primarily to the prepaid consulting fees of $60,926, which was the result of the issuance of 2,009,500 shares of common stock for services. Our current capital is insufficient to fund our projected sales growth over the next 12 months because our cash and working capital were small as of March 31, 2006, and the prepaid consulting fees were non-cash in nature, which will not contribute to the cash resources we need for the future development. On the other hand, our current level of operations would require capital of approximately $50,000 to sustain operations through year 2006 and approximately $100,000 per year thereafter. The projected operating expenses include a monthly payment of $5,000 in cash to Mr. Slocum for the next 12 months. We are also planning to add more inventories, such as a new tire line, and planning to buy a new truck to facilitate the delivery, which is expected to occur in August 2006. In addition, our operating expenses are expected to increase due to being a public reporting company. Such associated cost includes the fees to our independent auditor for reviewing quarterly financial information and auditing annual financial information, the fees to transfer agent for stock issuance, and other required fees in order to comply with the rules of the Securities and Exchange Commission. In order to implement our business plan, we will substantially rely on the existence of revenue from our business. If the projected revenues fall short of needed capital we may not be able to sustain our capital needs. We will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. Modifications to our business plans may require additional capital for us to operate. For example, if we are unable to raise additional capital in the future we may need to curtail our number of new product offers or limit our marketing efforts to the most profitable geographical areas. This may result in lower revenues and market share for the Company. In addition, there can be no assurance that additional capital will be available to us when needed or available on terms favorable to the Company.

On a long-term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, and additional infusions of capital and debt financing. We are considering the expansion in the retail market and the online market in the next 12 to 24 months. However, our current operation is limited by our experiences and small sales network. From the inception to March 31, 2006, we had accumulated deficit of $388,209. Our current capital and revenues are insufficient to fund such expansion. If we choose to launch such an expansion campaign, we will require substantially more capital. If necessary, we will raise this capital through an additional stock offering. However, we currently do not have any plans to raise additional capital. There can be no assurance that we will be able to obtain additional equity or debt financing in the future neither. If we are unable to raise additional capital, our growth potential will be adversely affected and we will have to significantly modify our plans. For example, if we unable to raise sufficient capital to develop our business plan, we may need to:

•	Curtail new product launches
•	Forego or postpone the expansion in the retail market and the online market, or
•	Limit our future marketing efforts to areas that we believe would be the most profitable.

Demand for the products will be dependent on, among other things, market acceptance of our products, the automotive hard parts and accessories market in general, and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of our activities is the receipt of revenues from the sales of our products, our business operations may be adversely affected by our competitors.

Our success will be dependent upon implementing our plan of operations and the risks associated with our business plans. We operate the wholesale business for new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. We plan to strengthen our position in these markets. We also plan to expand our operations through aggressively marketing our products and Company concept.

RESULTS OF OPERATIONS

For the period of March 4, 2005 (inception of Dispatch II) to June 30, 2005 (Audited)

Net Loss

We had a net loss of $123,324, or $.25 per common share, for the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005. The net loss in this period was due primarily to the consulting expenses of $128,000, which offsets our small amount of gross profit which was $9,333 for the period. The consulting expenses were accrued expenses that were later paid as part of the issuance of the 2,009,500 shares of common stock in October 2005. The shares were valued based on the market price on the date of the stock grant or the specific terms of the applicable consulting agreements.

Revenue

We recorded revenues of $51,526 for the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005. The revenue in this period was only generated from the sales to one customer, Roosevelt Service, a related party. Roosevelt Service is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by our majority stockholder. We expect that our revenues will increase within the next 12-24 months as we have entered into several consulting agreements relating to the overall management oversight of the Company, and in connection with expanding our sales.

During the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005, we had three primary suppliers to support our products, one of which accounted for over 90% of our net purchases. We believe we will expand our current base of suppliers.

Expenses

Operating expenses for the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005 were $131,394, which was primarily attributable to the consulting expenses of $128,000. The consulting expenses were accrued expenses for the services in connection with preparing the registration statement and general corporate consulting, which were later paid as part of the issuance of the 2,009,500 shares of common stock in October 2005. The shares were valued based on the market price on the date of the stock grant or the specific terms of the applicable consulting agreements. The rent expense for the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005 was $1,200 for the warehouse and office space contributed by the majority stockholder. The organizational expenses of $2,085 for this period were in connection with the formation of Dispatch II. Except for the consulting expenses, the remaining expenses were paid with cash generated from our operations.

Liquidity and Capital Resources

On June 30, 2005, we had cash of $13,687 and a working capital deficit of $112,050. The working capital deficit was due primarily to accounts payable of $130,133, resulting from the rendered consulting services in connection with preparing the registration statement and general corporate consulting.

Net cash flows provided by operating activities were $7,687 for the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005 and were primarily attributable to the increase in accounts payable of $130,133 for this period, and partially offset by the net loss of $123,324.

There were no cash flows from investing activities in the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005.

Net cash flows provided by financing activities were $6,000 for the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005, which was a cash contribution by the majority stockholder to pay for the organizational costs and funding of initial operations of Dispatch II.

Overall, we have significantly funded our cash needs from inception through June 30, 2005 with a series of equity transactions and contributions from our majority shareholder. If we are unable to receive additional cash from our majority stockholder, we may need to rely on financing from outside sources through debt or equity transactions. Failure to obtain such financing could have a material adverse effect on operations and our financial condition. Our majority shareholder is under no legal obligation to provide us with funding of any kind.

ITEM 3. DESCRIPTION OF PROPERTY

Currently we occupy approximately 800 square feet of warehouse space and approximately 100 square feet of office space, both of which are contributed by our President and majority shareholder to us free of charge. We impute $300 per month as the value of the contributed space which is recorded as additional paid-in-capital. We do not have a written lease agreement, but rather occupy the space on a month-to-month basis. If we lost the use of our warehouse and office space, we believe we could replace the property at approximately the same monthly rate. However, there is no certainty that our President and majority shareholder would pay for any new location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of May 26, 2006, of our common stock (a) by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, and (b) by each of our directors, by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted.

Security Ownership of Certain Beneficial Owners (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	835,000 Direct	33.3%
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	255,000 (3) Indirect	10.2%
R. Chris Cottone (4) 555 S. Powerline Road Pompano Beach, FL 33069	400,000 Direct	16.0%
Daniel Luther (5) 3914 Seaton Place Las Vegas, NV 89121	400,000 Direct	16.0%
Lin Cheng 290 Dongjiang Wan Rd. Shanghai, P.R. China 200081	254,500 Direct	10.2%

Security Ownership of Directors and Officers (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	835,000 Direct	33.3%
Daniel Slocum 242 Fairport Road East Rochester, NY 14445	255,000 (3) Indirect	10.2%
Anthony Collura 242 Fairport Road East Rochester, NY 14445	0	0%
Wayne Barney 242 Fairport Road East Rochester, NY 14445	0	0%
All directors and officers as a group	1,090,000	43.5%
Total Outstanding	2,506,614	100.0%

Notes to the table:

(1)
Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.

(2)
This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(3)	Represents 255,000 shares held in the name of Roosevelt Industrial Holdings, Inc., a New York corporation wholly owned by our President, Daniel Slocum.

(4)
R. Chris Cottone received the 400,000 shares of common stock individually for consulting services rendered pursuant to a consulting agreement between the Company and A-Z Consulting, Inc. (“A-Z”), which is attached as an exhibit to this registration statement. Mr. Cottone is the founder and control person of A-Z.

(5)
Daniel Luther received the 400,000 shares of common stock individually for consulting services rendered pursuant to a consulting agreement between the Company and Lugion Associates, Ltd. (“Lugion”), which is attached as an exhibit to this registration statement. Mr. Luther is the founder and control person of Lugion.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officers and directors of the Company are as follows:

Name	Age	Position
Daniel Slocum	51	President and Director
Anthony Collura	40	Secretary and Director
Wayne Barney	62	Director

Executive Officers of the Registrant

The following list describes our executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Daniel Slocum, 51 —President and Director

Daniel Slocum was elected President by our board of directors in March 2005. Mr. Slocum has over thirty years of experience in the auto services industry. He is also instrumental in the day to day operations management of the Company. Mr. Slocum devotes approximately 65% of his twelve-hour working time to our business every day. He is also the owner of Bove Group Inc. since 2001. The Bove Group owns and operates a commercial real estate rental building. Mr. Slocum also is the owner and director of Roosevelt Industrial Holdings, Inc., a corporation dedicated to automotive services since 1992. From 1985 to 1992, Mr. Slocum was President of Sparkys Auto & Tire, Inc., a corporation in the automotive repair business. From 1970 to 1985, Mr. Slocum worked for Roosevelt X Way, Inc. as a manager for auto services.

Anthony B. Collura, 40 —Director

Anthony Collura was elected to our board of directors in March 2005. Mr. Collura has worked in the financial industry for more than twenty years. He earned his Doctorate Degree of Finance from the University of Buffalo in 1992 and his Masters Degree of Business Administration from Buffalo State Collage in 1983. Currently, Mr. Collura also holds a position as a manager in Seneca Gaming, Inc., a corporation located in Niagara Falls, NY. From 2002 to 2004, Mr. Collura worked for Charter One Bank, Buffalo Branch, as Branch Manager. From 2000 to 2002, Mr. Collura worked for AG Edwards and Sons, located in Williamsville, NY. From 1998 to 2000, Mr. Collura worked for Barron Chase Securities, located in Williamsville, NY.

Wayne K. Barney, 62 — Director

Wayne K. Barney, has been a director of the Company since December 2004. Prior to his appointment as Director, Mr. Barney retired from General Motors Inc. in 1998. Mr. Barney had worked for General Motors, Inc. for over thirty years, working as Journeyman and labor liaison with the New York Assembly. Mr. Barney is the father-in-law of Mr. Slocum, our President.

Promoters and Control Persons

Mr. Daniel Slocum may be considered a control person of the Company within the meaning of the rules promulgated under the Securities Act of 1933, as amended, by virtue of his share ownership, his ability to influence the activities of the Company, and his positions of Chairman and President of the Company.

ITEM 6. EXECUTIVE COMPENSATION

No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of Dispatch Auto Parts, Inc. during the years 2005, 2004, and 2003. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Daniel Slocum, our President.

SUMMARY COMPENSATION TABLE
Annual Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Daniel Slocum President	2005 2004 2003	- - -	- - -	- - -	$91,850 (1) - -	- - -	- - -	- - -

(1) Includes 835,000 shares of common stock issued pursuant to the 2005 non-qualified stock compensation plan. The shares were valued at the then current market price yielding an aggregate value of $91,850.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005, the majority stockholder of the Company advanced certain expenses on behalf of the Company, totaling $4,074. The majority stockholder has opted to recognize the paid expenses as an additional capital contribution in lieu of repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005, the majority stockholder of the Company contributed $6,000 in cash in connection with the formation of the wholly-owned subsidiary, Dispatch Auto Parts II, Inc. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 (inception of Dispatch II) through June 30, 2005, the majority stockholder of the Company contributed the use of warehouse and office space for the general operations of the Company, on a month-to-month basis, at a facility 100% owned by the majority stockholder. The estimated value of the warehouse and office space contributed was $1,200 for the period ended June 30, 2005. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 (inception of Dispatch II) through March 31, 2006, we generated revenues of $164,675 from Roosevelt Service, our significant customer, 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by Mr. Daniel Slocum, our majority stockholder and President.

In March 2005, the Company entered into a consulting agreement with A-Z Consulting, Inc. (“A-Z”) for a term of three months ending in June 2005. A-Z is to provide the professional services in connection with preparing this registration statement, blue sky issues, assistance with preparation of financial statements, EDGAR services and general corporate consulting. The Company paid A-Z 400,000 shares of common stock, with the services valued at $96,000. The 400,000 shares were issued to Mr. Chris Cottone, the founder of A-Z, in October 2005. After such issuance, Mr. Cottone was a 16% shareholder of our company. Accordingly, the Company has accrued $96,000 for these services as of June 30, 2005.

In March 2005, the Company entered into a consulting agreement with Lugion Associates, Ltd. (“Lugion”) for a term of twelve months ending in March 2006. Lugion is to act as an independent consultant and advisor to the Company on matters relating to the structure, management, and operation of the Company and its subsidiaries; the preparation and implementation of new business plans and future growth strategy; procedures, regulations, and compliance of a public listed company; and the identification and securing of agreements with prospective officers, directors, consultants, and employees. The Company paid 400,000 shares of common stock for the term of the agreement, with the services valued at $96,000. The 400,000 shares were issued to Mr. Daniel Luther, the founder of Lugion, in October 2005. After such issuance, Mr. Luther was a 16% shareholder of our company. Accordingly, the Company has accrued $32,000 for these services as of June 30, 2005.

On June 21, 2005, the Company entered into a consulting agreement with Lin Cheng (“Cheng”) for a term of twelve months ending June 20, 2006. The Consultant is to provide general management consulting and advisory services. The Company is to pay Cheng $5,000 per month or issue 254,500 shares of common stock for the term of the agreement. The 254,500 shares were issued in October 2005. After such issuance, Cheng is a 10% shareholder of our company.

In September 2005, the Company entered into a consulting agreement with Dan Q. Ke (“Ke”) for a term of six months ended March 2006. The Consultant is to provide general management consulting and advisory services. The Company is to pay Ke $3,000 per month or issue 120,000 shares of common stock for the term of the agreement. The 120,000 shares were issued in October 2005.

In October 2005, the Company entered into a consulting agreement with Daniel Slocum, majority stockholder and President, for a term of twelve months ending in October 2006, pursuant to which Mr. Slocum is to provide advice and financial consulting services to the Company in connection with communications and information, which may include, but not necessarily limited to, review the writing by the Company of the corporate profile and review of any research reports; to assist and provide advice and financial consulting services to the Company in its management relations with any other present or potential joint venture partners; and to provide such other services and assistance to the Company and its officers and directors within the scope of Mr. Slocum’s expertise as the officers of the Company under the mutual agreement from time to time. The Company paid Mr. Slocum 835,000 shares of common stock, with the services over the term of the agreement valued at $91,850, as part of the equity compensation plan issuance.

We have a policy in place whereby we require the board of directors’ approval for material related party transactions. We believe that all of our related party transactions were done on terms that would have been similar if we conducted them with unrelated third parties.

ITEM 8. DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $.001 par value, of which 2,506,614 shares are currently issued and outstanding. The holders of shares of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available, and upon liquidation of the Company to share pro rata in any distribution to shareholders.

Preferred Stock

The Company is authorized to issue 100,000 shares of preferred stock, $.001 par value, of which none is issued and outstanding. If issued, our preferred shares may include certain shareholder privileges to be determined by our board of directors such as cumulative dividend payments and conversion features.

Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada, 89119, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

The Company has 2,506,614 shares of Common Stock outstanding. Of these shares, 245,000 are considered freely tradable. All of the remaining shares of Common Stock are "restricted securities" and in the future, may be sold only in compliance with Rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act"), unless registered under the Act (the "restricted shares"). Daniel Slocum directly owns 835,000 restricted shares, and indirectly owns 255,000 restricted shares via Roosevelt Industrial Holdings, Inc., a New York corporation wholly owned by Mr. Slocum.

In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and who has beneficially owned shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. Typically, Rule 144 transaction requires a legal opinion that the conditions for a Rule 144 sale have been met.

Based on the foregoing, the Company estimates 75,198 shares of common stock may be permitted to be sold every three month period under Rule 144.

Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities trade on a limited basis on the over-the-counter market "pink sheets." The Company's trading symbol is "DPPT". On May 26, 2006, the closing price was $0.20. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the high and low range of closing prices for the quarterly periods indicated as reported by the National Quotation Bureau:

	Closing
	High	Low

3/31/2004	1.20	.60
6/30/2004	.20	.20
9/30/2004	.20	.20
12/31/2004	.80	.14

3/31/2005	.16	.16
6/30/2005	1.05	.81
9/30/2005	.71	.71
12/31/2005	.20	.20

3/31/2006	.20	.20

Upon effectiveness on this registration statement, the Company plans to seek a market maker to submit a 15c-2(11) application to the NASD to be approved for trading on the OTC Bulletin Board. However, we do not currently have a market maker who intends to make a market in our stock.

Holders

As of May 26, 2006, the number of holders of record of shares of common stock, excluding the number of beneficial owners whose securities are held in street name was approximately 399.

Dividend Policy

The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including without limitation the Company's financial condition, capital requirements and business condition.

2005 Non-Qualified Stock Compensation Plan

In October 2005, we established a Non-Qualified Stock Compensation Plan (the "Plan") to provide employees, directors, officers, consultants, advisors, and other persons who provide valuable services to the Company, with equity-based compensation incentives. Under the Plan, we may issue up to 3,000,000 shares of $.001 par value common stock. The Plan has a term of ten years, therefore, will expire in September 2015. There are currently 2,009,500 common shares issued under the plan.

Equity Compensation Plan Information

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,009,500	$.18	990,500
Equity compensation plans not approved by security holders	-	$ -	-
Total	2,009,500		990,500

ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, in which we are involved. In addition, we are not aware of any pending or threatened legal proceedings in which entities affiliated with our officers, directors or beneficial owners are involved.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

In October 2005, the Company entered into a consulting agreement with Daniel Slocum, majority stockholder and President, for a term of twelve months. Mr. Slocum is to provide general corporate consulting services. The Company paid Mr. Slocum 835,000 shares of common stock, with the services over the term of the agreement valued at $91,850. We relied on the exemption provided in Section 4(6) of the Securities Act of 1933, as amended. This exemption is based on the fact that Mr. Slocum was an accredited investor as defined in Rule 501(a)(4) promulgated under the Securities Act, by virtue of him being a director of the Company.

Mr. Slocum also indirectly holds 255,000 shares of common stock, which are in the name of Roosevelt Industrial Holdings, Inc., a New York corporation wholly owned by Mr. Slocum.

In October 2005, the Company established a Non-Qualified Stock Compensation Plan (the “Plan”). The purpose of the Plan is to provide employees, directors, officers, consultants, advisors, and other persons who provide valuable services to the Company, with equity-based compensation incentives. Under the Plan, the Company may issue up to 3,000,000 shares of $0.001 par value common stock. The Plan has a term of ten years, therefore, will expire in September 2015.

In connection with the Plan, the Company issued 1,174,500 shares of common stock on October 31, 2005 to four consultants pursuant to their respective consulting agreements:

1.
The Company paid A-Z 400,000 shares of common stock, with the services valued at $96,000. The 400,000 shares were issued to Mr. Chris Cottone, the founder of A-Z, in October 2005. After such issuance, Mr. Cottone is a 16% shareholder of our company. Accordingly, the Company has accrued $96,000 for these services as of June 30, 2005.

2.
The Company paid Lugion 400,000 shares of common stock, with the services valued at $96,000. The 400,000 shares were issued to Mr. Daniel Luther, the founder of Lugion, in October 2005. After such issuance, Mr. Luther is a 16% shareholder of our company. Accordingly, the Company has accrued $32,000 for these services as of June 30, 2005.

3.
The Company is to pay Lin Cheng $5,000 per month or issue 254,500 shares of common stock for the term of the agreement. The 254,500 shares were issued in October 2005. After such issuance, Cheng is a 10% shareholder of our company.

4.	The Company is to pay Dan Q. Ke $3,000 per month or issue 120,000 shares of common stock for the term of the agreement. The 120,000 shares were issued in October 2005.

The nature of the consulting services rendered to the Company were as follows:

-	Advise on matters relating to the structure, management, and operation of the Company and its subsidiaries;
-	The preparation and implementation of a new business plan (namely auto parts) and a future growth strategy;
-	Advise on procedures, regulations, and compliance of a public listed company;
-	The identification and securing of agreements with prospective officers, directors, consultants, and employees;
-	Preparation of a 2005 non-qualified stock compensation plan which is attached as an exhibit to this registration statement;
-	Assistance with preparation of applicable filings with the SEC;
-	Assistance with preparation of financial statements;
-	EDGAR services

Copies of the agreements are included as exhibits to this registration statement. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) in each case, there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

There are no options authorized under the Plan.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Florida law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such persons against liability under the Securities Act of 1933, as amended. Those circumstances include that an officer, director, employee or agent may be indemnified if the person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A true and correct copy of Section 850 (1) of Chapter 607 of the Florida Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 99.1.

Article II of the By-Laws of Dispatch Auto Parts, Inc. provides that the Board of Directors shall have authority to fix the compensation of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

The effect of indemnification may be to limit the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of Dispatch Auto Parts, Inc.) to recover monetary damages and expenses against a director for breach of fiduciary duty.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

Consolidated Balance Sheet at March 31, 2006 (Unaudited)	24

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)	25
for the Nine Months Ended March 31, 2006 and for the Period from
March 4, 2005 through March 31, 2005 (Unaudited)

Consolidated Statements of Operations for the Three and Nine Months	26
Ended March 31, 2006 and for the Period from March 4, 2005 through
March 31, 2005 (Unaudited)

Consolidated Statements of Cash Flows for the Nine Months Ended	27-28
March 31, 2006 and for the Period from March 4, 2005 through
March 31, 2005 (Unaudited)

Notes to Consolidated Financial Statements	29-30

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED BALANCE SHEET (UNAUDITED)

March 31,
2006

ASSETS

Current Assets
Cash	$5,547
Accounts Receivable - Related Party	1,338
Note Receivable - Related Party	10,000
Interest Receivable - Related Party	10,000
Inventory	2,164
Prepaid Income Taxes	1,647
Prepaid Consulting	60,926

Total Assets	$91,622

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable	$4,600

Total Liabilities	4,600

Stockholders’ Equity
Common Stock - $0.001 Par; 100,000,000 Shares Authorized;
2,506,614 Shares Issued and Outstanding	2,507
Preferred Stock - $0.001 Par; 100,000 Shares Authorized;
No Shares Issued and Outstanding	-
Additional Paid-in Capital	472,724
Accumulated Deficit	(388,209)

Total Stockholders’ Equity	87,022

Total Liabilities and Stockholders’ Equity	$91,622

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

		Common
		Stock	Additional		Total
	Number of	($0.001	Paid-In	Accumulated	Stockholders’
	Shares	Par)	Capital	Deficit	Equity (Deficit)

Balance - March 4, 2005	99,406,843	$99,407	$—	$(99,407)	$—

Cash Contribution by Stockholder	—	—	6,000	—	6,000

Expenses Paid by Stockholder - Additional Paid-In Capital	—	—	4,074	—	4,074

Contributed Services by Stockholder	—	—	300	—	300

Net Loss for the Period (Unaudited)	—	—	—	(40,875)	(40,875)

Balance - March 31, 2005 (Unaudited)	99,406,843	99,407	10,374	(140,282)	(30,501)

Reverse Stock Split - 200:1	(98,909,729)	(98,910)	98,910	—	—

Contributed Services by Stockholder	—	—	900	—	900

Net Loss for the Period (Unaudited)	—	—	—	(82,449)	(82,449)

Balance - June 30, 2005	497,114	497	110,184	(222,731)	(112,050)

Issuance of Common Stock for Consulting Services	2,009,500	2,010	359,840	—	361,850

Contributed Services by Stockholder	—	—	2,700	—	2,700

Net Loss for the Period (Unaudited)	—	—	—	(165,478)	(165,478)

Balance - March 31, 2006 (Unaudited)	2,506,614	$2,507	$472,724	$(388,209)	$87,022

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

			Period From
	Three Months	Nine Months	March 4, 2005
	Ended	Ended	Through
	March 31, 2006	March 31, 2006	March 31, 2005

Revenues, Net of Returns
Related Party	$35,662	$113,149	$7,736
Non-Related Party	1,020	1,020	-

Total Revenues	36,682	114,169	7,736

Cost of Sales
Purchases, Net of Returns	25,534	82,761	6,412

Gross Profit	11,148	31,408	1,324

Operating Expenses
Consulting Expenses	59,962	172,924	40,000
Professional Fees	10,395	30,065	-
Rent Expense	900	2,700	300
Utilities	260	489	-
Dues and Subscriptions	317	317	-
Insurance Expense	-	1,305	-
Bank Charges	-	89	19
Organizational Expenses	-	-	1,880

Total Operating Expenses	71,834	207,889	42,199

Loss Before Other Income and Provision for Taxes	(60,686)	(176,481)	(40,875)

Other Income
Miscellaneous Income	-	2,217	-
Interest Income	5,667	10,065	-

Loss Before Provision for Taxes	(55,019)	(164,199)	(40,875)

Provision for Taxes	300	1,279	-

Net Loss for the Period	$(55,319)	$(165,478)	$(40,875)

Weighted Average Number of Common
Shares Outstanding - Basic and Diluted	2,506,614	1,611,873	497,114

Net Loss per Common Share - Basic and Diluted	$(.02)	$(.10)	$(.08)

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Period From
	Nine Months	March 4, 2005
	Ended	Through
	March 31, 2006	March 31, 2005

Cash Flows from Operating Activities

Net Loss for the Period	$(165,478)	$(40,875)

Non-Cash Adjustments:
Issuance of Stock for Services Rendered	172,924	—
Contributed Services by Stockholder	2,700	300
Expenses Paid by Shareholder	—	4,074

Changes in Assets and Liabilities:
Accounts Receivable - Related Party	3,024	(4,736)
Interest Receivable - Related Party	(10,000)	—
Inventory	(2,164)	—
Prepaid Income Taxes	(1,647)	—
Prepaid Insurance	1,305	—
Accounts Payable	2,467	40,000
Accrued Income Taxes	(1,271)	—

Net Cash Flows from Operating Activities	1,860	(1,237)

Cash Flows from Investing Activities
Issuance of Note Receivable - Related Party	(15,000)	—
Repayment of Note Receivable - Related Party	5,000	—

Net Cash Flows from Investing Activities	(10,000)	—

Cash Flows from Financing Activities
Cash Contribution by Shareholder	—	6,000

Net Cash Flows from Financing Activities	—	6,000

Net Change in Cash and Cash Equivalents	(8,140)	4,763

Cash and Cash Equivalents - Beginning of Period	13,687	—

Cash and Cash Equivalents - End of Period	$5,547	$4,763

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) - continued

		Period From
	Nine Months	March 4, 2005
	Ended	Through
	March 31, 2006	March 31, 2005

NON-CASH INVESTING AND FINANCING ACTIVITIES

Issuance of Stock for Accrued Consulting Services	$128,000	—

Issuance of Stock for Consulting Services to be Rendered	$60,926	—

SUPPLEMENTAL DISCLOSURES

Interest Paid	$—	$—
Income Taxes Paid	$4,197	$—

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Basis of Presentation

The consolidated financial statements of Dispatch Auto Parts, Inc. and Subsidiary (the “Company”) included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s Registration Statement on Form 10-SB, and other reports filed with the SEC.

The accompanying unaudited interim consolidated financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the formation of the wholly owned subsidiary, costs incurred to register with the SEC, costs incurred to raise capital, and stock awards.

Note B - Principles of Consolidation

The consolidated financial statements include the accounts of Dispatch Auto Parts, Inc. and its wholly owned subsidiary, Dispatch Auto Parts II, Inc. (the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Note C - Inventory

Inventory is stated at the lower of cost, determined on a first-in first-out basis, or market and consists primarily of auto parts.

Previously, the Company did not maintain an ongoing inventory balance, as any purchases required for sales were made once a customer had placed an order, with the goods being shipped out to the customer the same day the goods were received by the Company.

Note D - Related Party Transactions

In October 2005, the Company entered into a consulting agreement with Daniel Slocum, a significant stockholder and President, for a term of twelve months. Mr. Slocum is to provide general corporate consulting services. The Company paid Mr. Slocum 835,000 shares of post-split common stock, with the services over the term of the agreement valued at $91,850, as part of the equity compensation plan issuance as discussed below.

In November 2005, the Company issued a $15,000 note receivable to Lugion Associates, Ltd., a stockholder and consultant of the Company. As part of the agreement, Lugion Associates, Ltd. agreed to repay the principal amount of the loan plus interest of $10,000 within 120 days. In March 2006, the repayment terms were extended an additional 120 days, with no additional interest to be accrued. The balance of the note was $10,000 at March 31, 2006.

As of March 31, 2006, $10,000 of interest has been accrued on the note receivable.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note E - Equity Compensation Plan

In October 2005, the Company established a Non-Qualified Stock Compensation Plan (the “Plan”). The purpose of the Plan is to provide employees, directors, officers, consultants, advisors, and other persons who provide valuable services to the Company, with equity-based compensation incentives. Under the Plan, the Company may issue up to 3,000,000 shares of $0.001 par value common stock. The Plan has a term of ten years, therefore, will expire in September 2015.

In connection with the Plan, the Company authorized the issuance of 2,009,500 shares of common stock on October 31, 2005 to four consultants and the Company’s President pursuant to their respective consulting agreements.

Note F - Recently Issued Accounting Standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statement No. 133 and 140” (“SFAS 155”). SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interest in Securitized Financial Assets.” SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2008. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial instruments.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS 156”). SFAS 156 amends FASB Statement No. 140 with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practical. SFAS 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2008. The Company is currently evaluating the impact of SFAS 156 on its consolidated financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

Report of Independent Registered Public Accounting Firm	32

Consolidated Balance Sheet at June 30, 2005	33

Consolidated Statement of Changes in Stockholders’ Deficit for the Period from March 4, 2005 through June 30, 2005	34

Consolidated Statement of Operations for the Period from March 4, 2005 through June 30, 2005	35

Consolidated Statement of Cash Flows for the Period from March 4, 2005 through June 30, 2005	36

Notes to Consolidated Financial Statements	37-41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders
Dispatch Auto Parts, Inc.
and Subsidiary
(A Florida Corporation)
East Rochester, New York

We have audited the accompanying consolidated balance sheet of Dispatch Auto Parts, Inc. and Subsidiary as of June 30, 2005, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from March 4, 2005 through June 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dispatch Auto Parts, Inc. and Subsidiary as of June 30, 2005, and the results of its operations and its cash flows for the period from March 4, 2005 through June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., llp
Rotenberg & Co., llp
Rochester, New York
September 16, 2005

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED BALANCE SHEET

June 30,	2005

ASSETS

Current Assets
Cash and Cash Equivalents	$13,687
Accounts Receivable - Related Party	4,362
Prepaid Insurance	1,305

Total Assets	$19,354

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts Payable	$130,133
Accrued Income Taxes	1,271

Total Liabilities	131,404

Stockholders’ Deficit
Common Stock - $0.001 Par; 100,000,000 Shares Authorized;
497,114 Shares Issued and Outstanding	497
Preferred Stock - $0.001 Par; 100,000 Shares Authorized;
No Shares Issued and Outstanding	-
Additional Paid-in Capital	110,184
Accumulated Deficit	(222,731)

Total Stockholders’ Deficit	(112,050)

Total Liabilities and Stockholders’ Deficit	$19,354

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

		Common
		Stock	Additional		Total
	Number of	($0.001	Paid-In	Accumulated	Stockholders’
	Shares	Par)	Capital	Deficit	Deficit

Balance - March 4, 2005	99,406,843	$99,407	$—	$(99,407)	$—

Reverse Stock Split - 200:1	(98,909,729)	(98,910)	98,910	—	—

Cash Contribution by Stockholder	—	—	6,000	—	6,000

Expenses Paid by Stockholder - Additional Paid-In Capital	—	—	4,074	—	4,074

Contributed Services by Stockholder	—	—	1,200	—	1,200

Net Loss for the Period	—	—	—	(123,324)	(123,324)

Balance - June 30, 2005	497,114	$497	$110,184	$(222,731)	$(112,050)

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF OPERATIONS

Period From
March 4, 2005
Through
June 30, 2005

Revenues, Net of Returns - Related Party	$51,526

Cost of Sales
Purchases, Net of Returns	42,193

Gross Profit	9,333

Operating Expenses
Consulting Expenses	128,000
Organizational Expenses	2,085
Rent Expense	1,200
Bank Charges	109

Total Operating Expenses	131,394

Loss Before Other Income and Provision for Taxes	(122,061)

Other Income
Interest Income	8

Loss Before Provision for Taxes	(122,053)

Provision for Taxes	1,271

Net Loss for the Period	$(123,324)

Weighted Average Number of Common Shares
Outstanding - Basic and Diluted	497,114

Net Loss per Common Share - Basic and Diluted	$(0.25)

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

CONSOLIDATED STATEMENT OF CASH FLOWS

Period From
March 4, 2005
Through
June 30, 2005

Cash Flows from Operating Activities

Net Loss for the Period	$(123,324)

Non-Cash Adjustments:
Expenses Paid by Stockholder	4,074
Contributed Services by Stockholder	1,200

Changes in Assets and Liabilities:
Accounts Receivable - Related Party	(4,362)
Prepaid Insurance	(1,305)
Accounts Payable	130,133
Accrued Income Taxes	1,271

Net Cash Flows from Operating Activities	7,687

Cash Flows from Investing Activities	—

Cash Flows from Financing Activities
Cash Contribution by Stockholder	6,000

Net Cash Flow from Financing Activities	6,000

Net Change in Cash and Cash Equivalents	13,687

Cash and Cash Equivalents - Beginning of Period	—

Cash and Cash Equivalents - End of Period	$13,687

NON-CASH INVESTING AND FINANCING ACTIVITIES

Reverse Stock Split - 200:1	$98,910

SUPPLEMENTAL DISCLOSURES

Interest Paid	$—
Income Taxes Paid	$—

The accompanying notes are an integral part of these financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - The Company

The Company was incorporated under the laws of the State of Florida on September 14, 1989 as First New York Investments, Inc. Effective November 25, 1996, First New York Investments, Inc. changed its name to Computer Access International, Inc. The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 100,000 shares of $0.001 par value preferred stock. Effective March 31, 2005, Computer Access International, Inc. changed its name to Dispatch Auto Parts, Inc.

Scope of Business

The Company’s principal business activity is the wholesale of auto parts, through its wholly-owned subsidiary, Auto II. Prior to the formation of Auto II, Computer Access International, Inc. was dormant and did not have any ongoing operating activities.

Note B - Principles of Consolidation

On March 4, 2005, Computer Access International, Inc. formed a wholly owned subsidiary, Dispatch Auto Parts II, Inc. (“Auto II”), for the purpose of the wholesale of auto parts. For the period from date of inception (September 14, 1989) through March 4, 2005, there were no ongoing business operations, except for organizational activities.

The consolidated financial statements include the accounts of Dispatch Auto Parts, Inc. (formerly Computer Access International, Inc.) and its wholly-owned subsidiary, Dispatch Auto Parts II, Inc. (the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Note C -	Nature of Operations and Summary of Significant Accounting Policies
Method of Accounting

The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and money market accounts, which at times may exceed federally, insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company provides credit in the normal course of business to its customers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Based on management assessment of the credit history of customers having outstanding balances and current relationships with them, it has concluded that balances outstanding at June 30, 2005 will be collected.

Inventory

The Company does not maintain an ongoing inventory balance, as any purchases required for sales are made once a customer has placed an order, with the goods being shipped out to the customer the same day the goods are received by the Company.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -	Nature of Operations and Summary of Significant Accounting Policies - continued

Revenue Recognition

The Company recognizes revenue when realized or realizable and earned. The Company considers revenue realized or realizable when the product has been shipped to the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns.

Organizational Costs
Organizational costs represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the Company. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities”.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The Company has no material deferred tax assets or liabilities for the periods presented.

Net Income Per Common Share

Net income per common share is computed in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive convertible securities. Diluted earnings per share are the same as basic earnings per share for the period presented. There are no outstanding dilutive convertible securities.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid insurance, accounts payable, and accrued income taxes. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -	Nature of Operations and Summary of Significant Accounting Policies - continued

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151 “Inventory costs - an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2006. The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67" (“SFAS 152”). This statement amends FASB Statement No. 66 “Accounting for Sales of Real Estate” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-2 “Accounting for Real Estate Time-Sharing Transactions” (“SOP 04-2”). SFAS 152 also amends FASB Statement No. 67 “Accounting for Costs and Initial Rental Operations of Real Estate Projects” to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions, with the accounting for those operations and costs being subject to the guidance in SOP 04-2. The provisions of SFAS 152 are effective in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2006. Management does not expect the adoption of SFAS 152 to have a significant impact on the financial position or results of operations of the Company.

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for all interim periods beginning after June 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal quarter ended September 30, 2005. The Company is currently evaluating the impact of SFAS 153 on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment (“SFAS 123R”). SFAS 123R revises FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). SFAS 123R is effective for small business issuers for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2007. The Company is currently evaluating the impact of SFAS 123R on its consolidated financial statements.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C -	Nature of Operations and Summary of Significant Accounting Policies - continued

Recently Issued Accounting Standards - continued

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended June 30, 2007. The Company is currently evaluating the impact of SFAS 154 on its consolidated financial statements.

Note D -	Common and Preferred Stock

For the period from date of inception (September 14, 1989) through March 4, 2005, the Company had all of its organizational costs paid by the stockholders. The stockholders have paid $99,407 for these services, which have been recorded in the accompanying consolidated financial statements through the issuance of 99,406,843 shares of the Company’s common stock.

On March 22, 2005, the Company authorized a 200:1 reverse stock split of the Company’s common stock, to be effective at the close of business on June 16, 2005.

The Company’s Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a “Public Offering” within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the act.

The stockholders may not sell, transfer, pledge or otherwise dispose of the shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act of under the securities laws of any such state.

Note E - Income Taxes
The provision for income taxes calculated at the statutory rates consisted of the following at June 30:

2005
Current:
Federal	$825
New York State	446

$1,271

Note F - Concentration
During the period from March 4, 2005 through June 30, 2005, the Company only generated sales from one customer, Roosevelt Service, a related party. Roosevelt Service is 100% owned by Roosevelt Industrial Holdings, Inc., which is 100% owned by the majority stockholder of the Company. This customer also represents 100% of the Accounts Receivable balance of $4,362, as of June 30, 2005. The Company does not believe that they are dependent on the current customer base for future sales.

During the period from March 4, 2005 through June 30, 2005, one supplier accounted for 90% of net purchases. The Company does not believe that they are dependent on the current vendor base for future purchases.

DISPATCH AUTO PARTS, INC. AND SUBSIDIARY
(A FLORIDA CORPORATION)
East Rochester, New York

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note G - Related Party Transactions
During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company personally paid for certain expenses of the Company, totaling $4,074. The majority stockholder has opted to recognize the paid expenses as an additional capital contribution in lieu of repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company contributed $6,000 in cash in connection with the formation of the wholly-owned subsidiary. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

During the period from March 4, 2005 through June 30, 2005, the majority stockholder of the Company contributed the use of office space for the general operations of the Company, on a month-to-month basis, at a facility 100% owned by the majority stockholder. The estimated value of the office space contributed was $1,200 for the period ended June 30, 2005. The majority stockholder has opted not to ask for repayment, therefore, the Company has recorded the contribution in Additional Paid-In Capital in the accompanying consolidated financial statements.

 Note H - Consulting Agreements
In March 2005, the Company entered into a consulting agreement with A-Z Consulting, Inc. (“Consultant”) for a term of three months. The Consultant is to provide general corporate consulting services. The Company is to pay the Consultant 400,000 shares of post-split common stock, with the services valued at $96,000. As of June 30, 2005, these shares have not been issued. Accordingly, the Company has accrued $96,000 for these services as of June 30, 2005.

In March 2005, the Company entered into a consulting agreement with Lugion Associates, Ltd. (“Consultant”) for a term of twelve months. The Consultant is to provide general management consulting and advisory services. The Company is to pay the Consultant $8,000 per month or issue 400,000 shares of post-split common stock for the term of the agreement. Accordingly, the Company has accrued $32,000 for these services as of June 30, 2005.

On June 21, 2005, the Company entered into a consulting agreement with Lin Cheng (“Consultant”) for a term of twelve months. The Consultant is to provide general management consulting and advisory services. The Company is to pay the Consultant $5,000 per month or issue 254,500 shares of post-split common stock for the term of the agreement.

In September 2005, the Company entered into a consulting agreement with Dan Q. Ke (“Consultant”) for a term of six months. The Consultant is to provide general management consulting and advisory services. The Company is to pay the Consultant $3,000 per month or issue 120,000 shares of post-split common stock for the term of the agreement.

Part III

ITEM 1. INDEX TO EXHIBITS

3.1	Articles of incorporation filed on September 14, 1989*

3.2	Articles of amendment for name change filed November 25, 1996*

3.3	Articles of amendment for change in capitalization filed December 16, 1996*

3.4	Articles of amendment for name change filed March 31, 2005*

3.5	By-Laws*

4	Form of stock certificate*

10.1	Consulting Agreement with Daniel Slocum, dated October 31, 2005.*

10.2	Professional services Agreement with A-Z Consulting, Inc., dated February 2, 2005.*

10.3	Consulting agreement with Lugion Associates, Ltd., dated February 2, 2005.*

10.4	Consulting agreement with Lin Cheng dated June 21, 2005.*

10.5	Consulting agreement with Dan Q. Ke dated September 30, 2005*

10.6	2005 Non-Qualified Stock Compensation Plan*

14	Code of ethics*

99.1	Section 850(1) of Chapter 607 of the Florida Statutes addressing indemnification*

*Indicates previously filed

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.

DISPATCH AUTO PARTS, INC.

Dated: June 2, 2006	By:	/s/ Daniel Slocum
Daniel Slocum President

By: /s/ Anthony Collura
      Anthony Collura, Director

By:  /s/ Wayne Barney
       Wayne Barney, Director